Filed by Golden Star Resources pursuant to Rule 425
under the Securities Act of 1933

Subject Company: IAMGold
IAMGold Commission File Number 1-31528

TSX: GSC	NEWS RELEASE	AMEX: GSS

FOR IMMEDIATE RELEASE: June 2, 2004

GOLDEN STAR SEEKS COURT RULING

Formal bid would follow favourable ruling

Denver, June 2, 2004 — Golden Star Resources Ltd. (“Golden Star”) (TSX:GSC; AMEX:GSS) announced today it is taking further steps to advance its previously announced proposal for a business combination with IAMGold Corporation (“IAMGold”) (TSX:IMG; AMEX:IAG).

On May 27, 2004 Golden Star proposed a business combination with IAMGold conditional on Golden Star having had an opportunity to perform due diligence on IAMGold and receiving appropriate levels of support from IAMGold’s directors and shareholders. On May 31, 2004 the IAMGold board of directors advised that it “did not intend to pursue” the Golden Star proposal.

In response to an earlier request, Golden Star received yesterday a list of IAMGold shareholders accompanied by a letter from IAMGold’s legal counsel. The letter requested details of Golden Star’s proposed use of the shareholder list and threatened legal action if Golden Star were to make an offer to IAMGold shareholders regarding its proposed business combination. In particular, IAMGold has alleged that the making of an offer by Golden Star would breach the “standstill” terms of a confidentiality agreement entered into between the parties in September 2003.

Golden Star believes that the standstill provisions no longer apply based on a careful review of the terms of the confidentiality agreement prior to making its proposal. Golden Star responded to the letter by requesting IAMGold’s confirmation by noon today that it would not take legal action if the offer is made. As Golden Star did not receive a positive response from IAMGold to this request, Golden Star took steps to apply to the Ontario Superior Court of Justice — Commercial List for a declaration confirming Golden Star’s interpretation of the confidentiality agreement. Golden Star believes that the meeting of IAMGold shareholders scheduled for June 8th should be postponed to provide for a court determination of this matter and for shareholders to assess a formal offer from Golden Star.

In the event the court determines that Golden Star is not bound by the standstill provisions of the confidentiality agreement, Golden Star intends to proceed immediately with a formal offer by way of take-over bid for IAMGold.

Pursuant to a Golden Star formal offer, shareholders of IAMGold would receive 1.15 Golden Star common shares for each IAMGold common share, being a premium of 13% to IAMGold shareholders based on the closing market prices for the common shares of IAMGold and Golden Star on the Toronto Stock Exchange on May 27, 2004, immediately prior to Golden Star’s proposal.

The formal offer would be conditional upon, among other things, confirmatory due diligence that there is no material adverse fact not included in previous public disclosure by IAMGold, and review of the joint venture and shareholder agreements for IAMGold’s producing properties. In addition, the formal offer will be conditional on the proposed business combination between IAMGold and Wheaton River Minerals Ltd. (“Wheaton River”) not being approved by shareholders.

“We continue to believe that Golden Star’s formal offer will be clearly superior for IAMGold shareholders when compared with the proposed business combination between IAMGold and Wheaton River”, advised Peter Bradford, President and Chief Executive Officer of Golden Star.

The Golden Star Proposed Offer

A summary of the merits of the Golden Star Proposed Offer include:

	Golden Star-IAMGold	IAMGold-Wheaton River
Premium	13% to IAMGold	25% to Wheaton River

IAMGold Shareholder Participation (Fully-Diluted)	53%	26%

Accretion/Dilution (NAVPS)	Accretive to IAMGold	Dilutive to IAMGold

Management	Experienced explorers, developers and operators	Lack of operating depth

Production	Pure gold	Gold, copper and silver

Synergies	US$8 million	None

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About Golden Star

Golden Star holds a 90% equity interest in the Bogoso/Prestea open-pit gold mine and the nearby Wassa gold project, which is expected to commence production mid-year. Both mines are located in Ghana in the immediate vicinity of two of IAMGold’s joint venture mines. In addition, Golden Star has a majority interest in the currently inactive Prestea Underground Mine on the Bogoso/Prestea property, as well as gold exploration interests elsewhere in West Africa and in the Guiana Shield of South America. Golden Star has approximately 139 million common shares outstanding.

Cautionary Statements

Statements Regarding Forward-Looking Information: Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding estimated production, synergies and the accretive nature of the proposed transaction, the benefits of the transaction proposed by Golden Star and the development potential of Golden Star’s properties. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; fluctuations in gold price and costs; lack of IAMGold shareholder support for the transaction proposed by Golden Star; the business of Golden Star and IAMGold may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected combination benefits from the Golden Star/IAMGold transaction may not be fully realized or realized within the expected time frame. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Form 10-K for 2003. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Golden Star or IAMGold. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and offer to purchase and circular filed with Canadian securities regulatory authorities. Golden Star plans to file with the U.S. Securities and Exchange Commission a Registration Statement on SEC Form S-4, and expects to mail an Offer Circular and Prospectus to IAMGold stockholders concerning the proposed business combination with IAMGold. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER CIRCULAR AND PROSPECTUS AND ANY OTHER RELEVANT

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DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star will be available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado USA 80127-6312, telephone no. (303) 830-9000.

For further information please contact:

GOLDEN STAR RESOURCES LTD.

Company Contacts

Peter Bradford, President and Chief Executive Officer
+1 303 894 4613

Allan Marter, Senior Vice President and Chief Financial Officer
+1 303 894 4631

Bruce Higson-Smith, Vice President Corporate Development
+1 303 894 4622

Media Contact

John Lute, Lute & Co.
+1 416 929 5883, jlute@luteco.com

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